UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
      OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 001-12910

                                STORAGE USA, INC.
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             (Exact name of registrant as specified in its charter)

                           175 TOYOTA PLAZA, SUITE 700
                                MEMPHIS, TN 38103
                                 (901) 252-2000
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   (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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            (Title of each class of securities covered by this Form)

                                      NONE
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i) [ ]   Rule 12h-3(b)(1)(i) [x]
             Rule 12g-4(a)(1)(ii)[ ]   Rule 12h-3(b)(1)(ii)[ ]
             Rule 12g-4(a)(2)(i) [ ]   Rule 12h-3(b)(2)(i) [ ]
             Rule 12g-4(a)(2)(ii)[ ]   Rule 12h-3(b)(2 (ii)[ ]
                                       Rule 15d-6          [ ]

Approximate number of holders of record as of the certification or notice date: NONE*
            ------

* All of the securities listed above were cancelled in connection with the merger (the "Merger") of Storage USA, Inc. ("Storage") with and into SUSA Partnership, L.P. ("SUSA"), pursuant to the Purchase and Sale Agreement, dated as December 5, 2001, by and among Storage, Storage USA Trust, SUSA and Security Capital Group Incorporated, as amended as of January 17, 2002, which Merger was consummated on April 26, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, SUSA Partnership, L.P. (as successor to Storage USA, Inc. by merger) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2002                    SUSA PARTNERSHIP, L.P.

                                      By:  SECURITY CAPITAL GROUP INCORPORATED,
                                           its general partner

                                      By:  /s/ Jeffrey A. Klopf
                                           --------------------------------
                                           Name:  Jeffrey A. Klopf, Esq.
                                           Title: Senior Vice President and
                                                  Secretary